Exhibit 1

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen
Global-Tech USA, Inc.
Tel.: 212-683-3320
investorrelations@global-webpage.com

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH ADVANCED INNOVATIONS REPORTS

SECOND QUARTER RESULTS FOR FISCAL 2011

Hong Kong, January 6, 2011 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) today announced its financial results for the quarter ended September 30, 2010 (the Company’s second quarter of fiscal 2011).

Net sales for the second quarter of fiscal 2011 were $25.0 million, compared to $29.0 million for the corresponding quarter in fiscal 2010. Net loss for the second quarter of fiscal 2011 was $0.9 million, or $0.29 per share, compared to a net income of $1.6 million, or $0.51 per share, for the second quarter of fiscal 2010.

Net sales for the six months ended September 30, 2010 were $50.8 million, compared to $54.6 million in the corresponding six-month period in fiscal 2010. Net loss for the first six months of fiscal 2011 was $0.1 million, or $0.03 per share, compared to a net income of $2.7 million, or $0.89 per share, for the first half of fiscal 2010.

John C.K. Sham, the Company’s President and Chief Executive Officer, said: “While revenues from our electronic component and electronic manufacturing service (EMS) businesses increased when compared to both the first quarter in fiscal 2011 and the corresponding quarter in fiscal 2010, these increased revenues were insufficient to offset the continued decline in net sales of our floor care business.”

Mr. Sham continued, “Our overall gross profit margin remains weak as operating costs, particularly labor and energy costs, continue to increase. This increase in costs was attributable, in part, to rising inflation that has been taking place in China. Additionally, our fixed cost absorption rate increased due to declining activity. Accordingly, the Company must continue to refine its focus on productivity and efficiency.”

Mr. Sham concluded, “We do not expect significant improvements in our floor care business during the remainder of fiscal 2011. Accordingly, we are increasing our efforts to incorporate proprietary elements into our electronic component business and improve efficiencies in our EMS business in an attempt to position and strengthen the Company’s prospects for growth in these businesses in the near future. The Company’s continued emphasis on the expansion of our business in China remains vital to long-term growth.”

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market a diversified portfolio of products, such as complementary metal oxide semiconductor (CMOS) camera modules (CCMs) and floor care products. The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in North America, Europe, and other countries throughout the world.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH ADVANCED INNOVATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	$24,962	$28,977	$50,785	$54,640
Cost of goods sold	(21,858)	(24,475)	(44,529)	(45,775)

Gross profit	3,104	4,502	6,256	8,865
Selling, general and administrative expenses	(3,899)	(3,467)	(7,927)	(6,681)
Other operating income (expense)	(26)	(42)	1,113	(94)

Operating income (loss)	(821)	993	(558)	2,090
Interest expense	(70)	(7)	(97)	(13)
Interest income	120	55	233	154
Other income (expense), net	(114)	520	494	504

Income (loss) from operations before income taxes	(885)	1,561	72	2,735
Provision for income taxes	(1)	—	(171)	(44)

Net income (loss)	$(886)	$1,561	$(99)	$2,691

Basic earnings (loss) per common share	$(0.29)	$0.51	$(0.03)	$0.89

Diluted earnings (loss) per common share	$(0.29)	$0.51	$(0.03)	$0.89

Basic weighted average number of shares outstanding	3,039	3,038	3,039	3,038

Diluted weighted average number of shares outstanding	3,039	3,038	3,039	3,038

GLOBAL-TECH ADVANCED INNOVATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	September 30, 2010	March 31, 2010
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$34,056	$24,809
Time deposits	—	—
Restricted cash	22,170	4,398
Available-for-sale investments	5	15,990
Accounts and bills receivable, net	26,844	23,244
Inventories	7,171	9,410
Prepaid expenses	188	278
Deposits and other assets	2,594	1,915
Legal claims receivable	18	5,090
Amount due from a related party	29	28
Amount due from a jointly-controlled entity	14	22

Total current assets	93,089	85,184
Interests in jointly-controlled entities	—	—
Property, plant and equipment, net	25,026	22,708
Land use rights, net	3,047	3,033
Deposits paid for purchase of property, plant and equipment	230	58
Deferred tax assets	104	104

Total assets	$121,496	$111,087

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	12,407	—
Accounts payable	8,779	5,131
Bills payable	2,249	1,504
Discounted bills	—	3,364
Temporary receipts	1,833	965
Accrued salaries, allowances and other employee benefits	4,114	3,777
Accrual for loss contingencies	26	5,967
Other accrued liabilities	7,393	6,896
Income tax payable	5,369	5,709

Total current liabilities	42,170	33,313
Deferred tax liabilities	38	38

Total liabilities	42,208	33,351

Shareholders’ equity:
Common stock, par value $0.04 per share; 12,500,000 shares authorized; 3,228,564 shares issued and outstanding as of September 30 and March 31, 2010	129	129
Additional paid-in capital	84,754	84,280
Accumulated deficit	(7,187)	(7,088)
Accumulated other comprehensive income	6,255	5,078
Less: Treasury stock, at cost, 189,587 shares as of September 30 and March 31, 2010	(4,663)	(4,663)

Total shareholders’ equity	79,288	77,736

Total liabilities and shareholders’ equity	$121,496	$111,087